Filed by Fortune Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

THE FOLLOWING ARE EXCERPTS FROM THE SCRIPT OF A TELEPHONE CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON JULY 22, 2005

*     *     *

[Norman H. Wesley, Chairman of the Board and Chief Executive Officer of Fortune Brands, Inc.]

Our second major strategic move of the summer – the spin-off of our ACCO World office products business – is also on track.

This spin off will enable ACCO to merge with General Binding Corporation, creating a leading supplier of branded office products. We believe this move will maximize value for shareholders and better position both Fortune Brands and the new ACCO Brands Corporation for long-term growth.

As we’ve previously announced, shareholders of both Fortune Brands and GBC will receive shares in the newly created company. Fortune Brands will also benefit from our share of a $625 million dividend from ACCO prior to the spin-off.

As you may recall, we initially said that the combination of the spin-off dividend and the new-company shares that will go to our shareholders imply an aggregate value of approximately $1.1 billion to shareholders of Fortune Brands.

•	Let me underscore that estimate does not factor in the appreciation in GBC’s share price since our initial announcement or the benefit of any future synergies derived by the merger.

We remain confident that the combined results of Fortune Brands and ACCO Brands will be accretive for our shareholders over the long term.

Pending remaining contingencies, the spin-off and merger remain on track to be completed shortly after GBC’s shareholder meeting, which has been scheduled for August 15th. We’ll provide further details as to the mechanics of the spin-off in the near future.

As we look ahead to completing our spirits and wine acquisition and the spin-off of ACCO, we’re highly optimistic about our future as a more sharply-focused, high-performance consumer brands company well positioned to create additional value for our shareholders.

*     *     *

[Craig P. Omtvedt, Senior Vice President and Chief Financial Officer of Fortune Brands, Inc.]

Concluding with office products –

•	Benefiting from higher volumes and favorable FX, sales for Office reached $287 million, up 7%.

•	Sales benefited from an extra month of results in Australia largely offset by the timing of back-to-school shipments.

•	ACCO’s efficient supply chains continued to add to the bottom line. Reported operating income reached $27 million. On a before charges basis, operating income increased 14%.

Strong growth for the Kensington brand helped drive ACCO’s results in the quarter. Kensington is fueling its growth with successful new products to support mobile computer users.

With the spin-off of ACCO expected later this summer, our office products business will be considered a discontinued operation as of the third quarter. Therefore, it will no longer be reflected in our results.

*     *     *

Reconciliation of Operating Income Before Charges to GAAP Operating Income

For the Three and Six Months Ended June 30, 2005

Amounts in millions

(Unaudited)

Operating Income Before Charges is Operating Income derived in accordance with GAAP excluding any non-recurring items.

Operating Income Before Charges is a measure not derived in accordance with GAAP. Management uses this measure to determine the returns generated by operating segments and to evaluate and identify cost-reduction initiatives. Management believes this measure provides investors with helpful supplemental information regarding the underlying performance of the Company from year-to-year. This measure may be inconsistent with similar measures presented by other companies.

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	% Change	2005	2004	% Change
ACCO Office Products
Operating Income before charges	$29.8	$26.1	14.2	$54.5	$47.8	14.0
Less:
Restructuring and restructuring-related items	2.9	22.1	—	2.9	27.8	—

Operating Income	$26.9	$4.0	+ 100.0	$51.6	$20.0	+ 100.0

Reconciliations of RONTA based on Operating Income Before Charges to RONTA based on

GAAP Operating Income

(June 30, 2005, Unaudited)

	Rolling twelve months Operating income before charges	Net Tangible Assets	RONTA Before Charges
ACCO Office Products	$144.1	/ GAAP Net Tangible Assets =	37.2%
Fortune Brands	$1,228.7	/ GAAP Net Tangible Assets =	43.0%

	Rolling twelve months GAAP Operating income	Net Tangible Assets	RONTA based on GAAP OI
ACCO Office Products	$141.4	/ GAAP Net Tangible Assets =	36.5%
Fortune Brands	$1,212.7	/ GAAP Net Tangible Assets =	42.5%

Return on Net Tangible Assets - or RONTA - Before Charges is operating income derived in accordance with GAAP excluding any non-recurring items divided by the twelve month average of GAAP assets less intangibles, accounts payable and other non-interest bearing liabilities.

RONTA Before Charges is a measure not derived in accordance with GAAP. Management uses this measure to determine the returns generated by operating segments and to evaluate and identify cost-reduction initiatives. Management believes this measure provides investors with helpful supplemental information regarding the underlying performance of the Company from year-to-year. This measure may be inconsistent with similar measures presented by other companies.

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